SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock:  530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

Gregory B. Maffei
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Series A common stock: 530307 107

Series B common stock: 530307 206

1.	Names of Reporting Persons Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 459,368 (1), (2), (3), (4) Series B Common Stock: 323,977 (5)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 459,368 (1), (2), (3), (4) Series B Common Stock: 323,977 (5)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 459,368 (1), (2), (3), (4) Series B Common Stock: 323,977 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 2.0% (2), (6) Series B Common Stock: 11.3% (6)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 116,290 shares of Series A common stock, par value $0.01 per share (the “Series A Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer”), held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children.

(2)	Does not include shares of Series A Common Stock issuable upon conversion of shares of the Issuer’s Series B common stock, par value $0.01 per share (the “Series B Common Stock”), beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, without giving effect to the stipulation and order granted on November 23, 2020 that was previously described in Item 6 of the Schedule 13D (the “Stipulation and Order”), Mr. Maffei would beneficially own, in the aggregate, 783,345 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 3.4% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(3)	Includes 86,248 shares of Series A Common Stock held by the Maffei Foundation, as to which shares Mr. Maffei has disclaimed beneficial ownership.

(4)	Includes 11,097 shares of Series A Common Stock, which are available in support of a line of credit with Morgan Stanley Private Bank, National Association.

(5)	Includes 314,805 shares of Series B Common Stock that are subject to options, which are exercisable within 60 days after March 8, 2022. Such options to purchase shares of Series B Common Stock are subject to the Stipulation and Order, pursuant to which Mr. Maffei has agreed that immediately following the exercise of any such options, he will exchange each share of Series B Common Stock issued upon such exercise for one share of the Issuer's non-voting Series C common stock, par value $0.01 per share.

(6)	For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 22,988,925 and the total number of shares of Series B Common Stock outstanding was 2,544,548, in each case, on January 31, 2022, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on February 25, 2022 (the “2021 10-K”), and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable within 60 days after March 8, 2022. Furthermore, 7,187,251 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of December 31, 2021, as reported by the Issuer in the 2021 10-K. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 6.9% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. After giving effect to the Stipulation and Order, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 1.1% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei” or the “Reporting Person”), on December 23, 2020, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on December 17, 2021 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 2 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

On March 4, 2022, Mr. Maffei exercised an option to acquire 37,544 shares of Series B Common Stock at an exercise price of $97.21 per share. This option was received on December 18, 2020 pursuant to the Merger Agreement, dated as of August 6, 2020, previously described in Item 1 of the Schedule 13D. Pursuant to the stipulation and order granted on November 23, 2020 that was previously described in Item 6 of the Schedule 13D (the “Stipulation and Order”), immediately following the exercise of such option, Mr. Maffei exchanged each share of Series B Common Stock issued upon such exercise for one share of non-voting Series C common stock, par value $0.01 per share (“Series C Common Stock”), of the Issuer. In connection with the exercise of the foregoing option, the Issuer withheld 30,505 shares of Series B Common Stock in satisfaction of the exercise price and associated tax withholding obligations.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information contained in Item 3 of this Amendment is incorporated by reference herein.

The shares of Common Stock beneficially owned by Mr. Maffei and described in this Statement are being held by him for investment purposes.

Other than as set forth in this Amendment, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is President and Chief Executive Officer and a director of the Issuer. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Capital Stock (as defined below) in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of shares of Capital Stock.  In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the Capital Stock.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) As a result of the transaction referred to in this Statement, Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 459,368 shares of Series A Common Stock (including (A) 116,290 shares held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children and (B) 86,248 shares held by the Maffei Foundation, as to which shares Mr. Maffei has disclaimed beneficial ownership), which shares represent approximately 2.0% of the outstanding shares of Series A Common Stock, and (ii) 323,977 shares of Series B Common Stock (including 314,805 shares that are issuable upon the exercise of options, which are exercisable within 60 days after March 8, 2022), which shares represent approximately 11.3% of the outstanding shares of Series B Common Stock. After giving effect to the Stipulation and Order, Mr. Maffei may be deemed to beneficially own 9,172 shares of Series B Common Stock, which shares represent approximately 0.4% of the outstanding shares of Series B Common Stock

For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 22,988,925 and the total number of shares of Series B Common Stock outstanding was 2,544,548, in each case, on January 31, 2022, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on February 25, 2022 (the “2021 10-K”), and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable within 60 days after March 8, 2022. Furthermore, 7,187,251 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock” and together with the Series A Common Stock, Series B Common Stock and Series C Common Stock, the “Capital Stock”), were outstanding at December 31, 2021, as reported by the Issuer in the 2021 10-K. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 6.9% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. After giving effect to the Stipulation and Order, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 1.1% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Series A Common Stock or Series B Common Stock, subject to the terms of the Stipulation and Order.

(c)            Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Series A Common Stock or Series B Common Stock during the 60 days preceding the date hereof.

(d)            Not Applicable.

(e)            Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2022

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM 13D Amendment No. 2 regarding LBC]